UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number:  333-170350

SYSWIN INC.
(Translation of registrant’s name into English)

9/F Syswin Building
No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102
The People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 12, 2011

Syswin Inc.

By:	/s/ Kai Li
Name:	Kai Li
Title:	Chief Financial Officer

PRESS RELEASE

SYSWIN Inc. to Acquire Shenzhen Xingyan Real Estate Consulting Co., Ltd.

Beijing, China, January 12, 2011

SYSWIN Inc. (NYSE: SYSW) ("Syswin"), a leading primary real estate service provider in China, today announced that its PRC-incorporated consolidated entity Beijing Syswin Xing Ye Real Estate Brokerage Company Limited ("Syswin Xing Ye") had entered into a definitive agreement to acquire 92% of the total equity interest in Shenzhen Xingyan Real Estate Consulting Co., Ltd. ("Xingyan"), a PRC-incorporated company.

Headquartered in Shenzhen with approximately 430 employees, Xingyan provides primary real estate agency services in the Pearl River Delta region in Southern China and in the city of Chengdu in Southwestern China.  At present, it provides sales agency services in connection with 36  projects in Southern China and Southwestern China.  In 2010, the aggregate gross floor area of properties sold by Xingyan was approximately 696 thousand square meters with an aggregate sales value of approximately RMB 6 billion.  This acquisition continues Syswin’s nationwide expansion efforts and will allow Syswin to further develop its nationwide presence in China.  Syswin is the largest primary real estate service provider in Beijing and Northern China and has expanded into markets in Southwestern China, Western China and Eastern China.  The acquisition of Xingyan will allow Syswin to expand into Southern China and further develop its business in Southwestern China.

Xingyan is 85% owned by a wholly owned subsidiary of Fantasia Holdings Group Co., Limited ("Fantasia"), a Hong Kong-listed real estate developer in China, and 15% owned by Ms. Ying Lu ("Ms. Lu"), the general manager of Xingyan.  Under the equity transfer agreement, Syswin Xing Ye will acquire all of the 85% equity interest held by Fantasia and 7% equity interest held by Ms. Lu.  After the acquisition, Syswin Xing Ye and Ms. Lu will respectively own 92% and 8% of the total equity interest in Xingyan.  The total consideration for the acquisition is RMB 23 million, payable in three installments between signing and a date no later than December 31, 2011.  The equity transfer is expected to be completed in the first quarter of 2011.  Ms. Lu will continue to serve as the general manager of Xingyan after the acquisition.

Projects for Fantasia represent 30.6% of the 36 primary sales agency projects undertaken by Xingyan at present.  Under the equity transfer agreement, Fantasia has agreed not to terminate the existing sales agency or consulting arrangements with Xingyan within two years unless Xingyan fails to meet the annual targets provided under those agreements and the market average performance for comparable projects in a particular year.

"We have capitalized on our experience gained in Beijing and replicated our success in markets in the Bohai Rim region, Southwestern China and Western China.  We also entered into markets in Eastern China in 2009," said Mr. Liangsheng Chen, CEO and director of Syswin.  "With the acquisition of Xingyan, we will be able to expand into Southern China and strengthen our operations in Southwestern China.  The acquisition will further enhance our nationwide presence."

Mr. Hongbing Tao also commented, "Xingyan has an excellent team and quality projects.  Xingyan’s local expertise will facilitate Syswin’s launching into markets in Southern China and operation expansion in Southwestern China.  In addition, the acquisition will allow us to expand our client base and facilitate the further growth of our business."

Ms. Ying Lu, the general manager of Xingyan commented, "We are excited to join Syswin, a leading primary real estate service provider in China.  The integration of Xingyan in Syswin’s nationwide expansion efforts will provide a great opportunity for the combined company to further develop its business in Southern China and Southwestern China.  After the acquisition, Xingyan will operate on a larger platform and benefit from the established corporate governance and management system offered by Syswin, which will help the company to quickly grow its business in Southern China and Southwestern China."

Forward-Looking Statement

This press release contains forward-looking statements, including statements regarding the proposed acquisition, anticipated performance, general business outlook and projected results of operations.  These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended.  Syswin has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs.  Syswin may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on Syswin's financial condition and results of operations for one or more periods.  Forward-looking statements involve inherent risks and uncertainties.  All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations.  The factors that could affect Syswin's future financial results are discussed more fully in Syswin's filings with the SEC.  Unless otherwise specified, all information provided in this press release is as of the date of this press release, and Syswin does not undertake any obligation to update any such information, except as required under applicable law.

About Syswin

SYSWIN Inc. (NYSE: SYSW) ("Syswin") is a leading primary real estate service provider in China. According to China Index Academy, it is the largest primary real estate service provider in Beijing and Northern China in term of transaction value of properties sold in 2009. Prior to the acquisition of Xingyan, Syswin operates in 17 cities throughout China with a focus on providing real estate sales agency services to property developers. Its key clients include some of the most well-recognized national developers in China such as China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

About Xingyan

Shenzhen Xingyan Real Estate Consulting Co., Ltd. ("Xingyan") was established by Fantasia Holdings Group Co., Limited, a Hong Kong-listed real estate developer in China.  Xingyan provides primary real estate sales agency services in the Pearl River Delta region in Southern China and in the city of Chengdu in Southwestern China.  Since its inception in 2000, Xingyan has experienced significant growth and received numerous industry awards and recognition, including "2010 Southern China Real Estate Consulting and Agency Companies Brand Value Top 10" and "2009 Chengdu Real Estate Market Marketing and Consulting Award Top 10".  Headquartered in Shenzhen, Xingyan also maintains offices in Huizhou, Dongguang, Chengdu, Anhui, Huainan and Lanfang.

For investor and media inquiries, please contact:

Kai Li
Investor Relations Officer
Phone:: +86 (10) 8497-8088
Email: ir@syswin.com